Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is the announcement made by CSR plc (“CSR”) reporting its unaudited results for the first quarter ended April 3, 2009.

CSR PLC UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 3 APRIL 2009

First quarter revenue in line with guidance.

Strong operational progress on new products.

SiRF merger on track.

FIRST QUARTER FINANCIAL HIGHLIGHTS

•	Revenues of $80.6m, in line with guidance, reflected continued weak market demand and destocking for most business units.
•	Underlying operating expenses reduced by 12.1 percent to $52.1m, as a result of continued tight cost control.
•	Underlying diluted loss per share $0.08.
•	Diluted loss per share of $0.09.
•	Maintained net cash balances of $263m. Inventory down by $17m to $49m.
•	Second quarter revenues expected to be between $95m and $115m.

FIRST QUARTER 2009 RESULTS TABLE

	Q1 2009	Q4 2008	Change Q4 2008 to Q1 2009	Q1 2008	Change Q1 2008 to Q1 2009
Revenue	$80.6m	$140.1m	($59.5m)	$160.9m	($80.3m)
Gross Margin	41.1%	43.5%	(2.4%)	45.1%	(4.0%)
Underlying* R&D expenditure	$33.6m	$36.6m	($3.0m)	$38.8m	($5.2m)
Underlying* SG&A expenditure	$18.5m	$22.7m	($4.2m)	$25.2m	($6.7m)
Underlying* operating (loss) profit	($18.9m)	$1.7m	($20.6m)	$8.5m	($27.4m)
Underlying* operating margin	(23.5%)	1.2%	(24.7%)	5.3%	(28.8%)
Underlying* diluted (loss) earnings per share	($0.08)	$0.05	($0.13)	$0.06	($0.14)
Operating result	($21.2m)	($15.0m)	($6.2m)	($46.2m)	$25.0m
Diluted loss per share	($0.09)	($0.05)	($0.04)	($0.32)	$0.23
Net cash from operating activities	$3.6m	$34.0m	($30.4m)	$6.4m	($2.8m)
Cash, cash equivalents & treasury deposits	$262.9m	$261.9m	$1.0 m	$210.7m	$52.2m

*Underlying results exclude charges in R&D for the amortisation of acquired intangible assets (Q1 2009: $1.2 million; Q4 2008: $1.2 million; Q1 2008: $1.8 million) and in SG&A, integration and restructuring charges of $1.0 million in Q1 2009 (Q4 2008: $14.4 million), the adjustment to goodwill as a result of the recognition of pre-acquisition tax losses (Q4 2008: $1.0 million) and non cash impairment charges (Q1 2008: $52.9 million).

FIRST QUARTER OPERATIONAL AND COMMERCIAL HIGHLIGHTS

•	Strong operational progress with next generation products:
o	BlueCore7000 in mass production on schedule, with first shipments to our lead customer expected in the third quarter of 2009. Sampling BlueCore7000 products with other Tier 1 customers.
o	CSR9000 and UniFi6000 received a very positive response from our customers and CSR Synergy used with CSR9000 has been ratified to the new Bluetooth v3.0 standard.
o	MusiCore had its first design-win into a handset for a Tier 1 manufacturer.
•	Strong growth in our share of handset design-wins.
•	Won all available design-wins in the stereo headset market and continued to win significant majority of design-wins in the mono headset market.
•	Gross margin declined due to a shift in product mix and fixed manufacturing overheads being spread over a lower revenue base. We expect these factors to reverse during the remainder of the year.
•	Consumer electronics and headset markets remain weak.
•	The merger with SiRF Technology Holdings, Inc. is on track with closing expected in June.

OUTLOOK

The macro-economic environment has clearly impacted levels of demand across our industry and will undoubtedly continue to present challenges. It appears that supply chain de-stocking in the handset market has now largely ceased. In addition we believe that supply chain de-stocking should also predominantly cease in the headset segment in the course of the second quarter. Coupled with the normal seasonality, we therefore expect a marked up-lift in revenues for the second quarter to between $95 million and $115 million.

Encouragingly, we have seen design-wins across all customer groups in our handset business. This will enhance the previously highlighted expected significant increase in our market share in the second half of 2009 when shipments of BC7000 begin.

Commenting, Joep van Beurden, Chief Executive Officer, said:

"As expected, the first quarter was a difficult one with the effects of the global economic recession exacerbated by customer de-stocking programmes. Nevertheless, we delivered revenues towards the upper end of our guidance and continued to generate net cash.

"Operationally, we have successfully aligned our cost base to the prevailing market conditions and have achieved more than the $25 million annualised run-rate of savings we announced at our last set of results. At the same time, we have successfully executed our key new product development programmes and established BC7000, UniFi6000 and CSR9000 in the market.

"Our proposed merger with SiRF is on schedule with completion expected in June. Integration planning is advanced and we are confident in achieving our synergy targets.

"With the SiRF merger we will complete a market-leading position in the key technologies that make up the Connectivity Centre. Together with the strength of our design-win performance and the positive customer reactions to our next generation products, we view the future with confidence."

Enquiries:

Investors CSR plc Will Gardiner, Chief Financial Officer Scott Richardson Brown, Director of Corporate Finance & IR	Tel: +44 (0) 1223 692 000

US Investors Mozes Communications LLC Kristine Mozes	Tel: +1 781 652 8875

Media Brunswick Tom Buchanan Chris Blundell	Tel: +44 (0) 20 7404 5959

U K Webcast:

A conference call for UK analysts and investors will be held at 9.00am BST today. A live audio webcast and presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 09.00am BST today and will be available to view on demand from approximately 3.00pm. To listen to the presentation dial: +44 (0)800 358 7375. To access the presentation replay dial +44 (0) 800 358 2189 Passcode: 260311#. The replay facility will be available for one week after the presentation.

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST today. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 09.00am EST time today and will be available to view on demand from approximately 3.00pm.To access this call dial (USA Toll Free Call) 1 866 928 6048. To access the conference call replay dial 1 866 676 5865 Passcode: 260317#. The replay facility will be available for one week after the presentation.

A recording of the analyst and investor call will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

OPERATING REVIEW

Handsets

The first quarter is traditionally our weakest of the year and combined with the poor economy has resulted in a considerable reduction in overall revenue. During the quarter, however, we saw relative strength from the handset market and our revenues benefited in particular from the more buoyant demand for smart and feature phones which are most likely to contain Bluetooth and, increasingly, other Connectivity Centre technologies.

Our BlueCore7000 series is in mass production as scheduled and we continue to expect to begin shipping to our lead customer in the third quarter of 2009. This product range has also received strong interest from other Tier 1 customers, due to its world leading performance, small die size and favourable cost. We started a global marketing campaign during the first quarter, and we are confident that this product range will win significant business across a variety of OEMs and lead to increasing market share beginning in the second half of 2009.

MusiCore has won its first design-win into a (low-volume) handset for a Tier 1 manufacturer, which we believe validates our technology and proof of concept. We expect to begin shipping this product later in the second quarter.

UF6026, our latest generation Wi-Fi chip, which is part of the UniFi6000 range, is sampling worldwide and we have high levels of interest from a number of OEMs in this product. Operationally, we have accelerated the finalisation of the product as a direct result of interest in its 2.4Ghz capability. The UniFi6000 family of products is the world’s smallest embedded Wi-Fi chip - just 16mm2 of silicon incorporating industry-leading co-existence and low power consumption whilst supporting the IEEE standards 802.11a/b/g and n.

We have seen particular interest during the first quarter in our newly launched CSR9000 product which combines Wi-Fi, Bluetooth, and FM transmit and receive, in a single device. The product has received a very positive response from our customers due to its high levels of co-existence and small combined die size which is 30% smaller than our competitor’s single die alternative. This gives us confidence that we will be able to validate the commercial rationale behind this product and our choice to combine Bluetooth and Wi-Fi in a flexible, cost-effective module. CSR Synergy, our latest wireless systems software, used in CSR9000, was also qualified for the new Bluetooth v3.0 standard on 21st April and keeps CSR’s unbroken track record of having qualified and listed each version of Bluetooth on the first possible day.

Headsets

This quarter, the headset market was particularly weak. We believe the supply chain for headsets was significantly oversupplied in the second half of 2008 and there continues to be a level of excess inventory. We expect this inventory to clear substantially from the supply chain in the course of the second quarter.

One of the most exciting developments in the quarter was the announcement by Apple Inc. that it plans to include Bluetooth stereo audio streaming (A2DP) in its next-generation operating system, iPhoneOS 3.0. This development should substantially increase the total addressable market for “Made for iPod” stereo headsets and accessories.

In the first quarter, we believe we won in excess of 80% of all qualified Bluetooth headset designs and 100% of all stereo Bluetooth headset designs. This illustrates our continued strength in the headset market. Our large and dedicated R&D investment in this sector of the Bluetooth market enables us to offer a wide range of superior products at attractive price points to our customers. For example, during the quarter, CSR launched a new range of headset chips being the BC6110, BC6130, BC6140 and BC6150, focused at the music and voice markets. This new feature rich portfolio is targeted at specific customer segments, enabling us to address their wide ranging needs.

As a result, we believe we are well positioned to maintain significant market share in all segments of the headset market.

Non-cellular applications

Consumer demand remains weak for electronic goods, and as such, demand from our non-cellular customers remains poor. The PND market appears to be echoing the headset market with low demand and significant stock in the supply chain. However, we continue to win new sockets and have recently won a Bluetooth ROM slot with a large US PND manufacturer.

Automotive volumes, have held up relatively well thus far. We believe it is largely due to higher attach rates as manufacturers try to promote sales by the inclusion of optional extras. CSR has by far the largest market share in this segment.

We believe that customers remain interested in using Bluetooth across a wide variety of applications that demand high quality short-range connectivity. We continue to talk to a number of consumer electronics manufacturers and believe that Bluetooth will see greater adoption particularly as the price point becomes increasingly attractive.

IFRS Disclosure

Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  In addition, management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Financial Review

First Quarter ended 3 April 2009

Income Statement

Revenue

Revenue for Q1 2009 amounted to $80.6 million, a decrease of $59.5 million from Q4 2008 revenue of $140.1 million (Q1 2008: $160.9 million).

Revenue from our top five customers in the quarter represented 52% of total revenue (Q4 2008: 49%, Q1 2008: 52%). Our largest customer represented 17% of total revenue (Q4 2008: 16%, Q1 2008: 26%).

Gross Profit

Gross profit for Q1 2009 was $33.1 million compared with $60.9 million in Q4 2008 (Q1 2008: $72.6 million). Gross margin was 41.1% of revenue, down from 43.5% in Q4 2008 (Q1 2008: 45.1%) as there was a change in mix towards handset products which generally have lower margins and fixed overheads represented a larger percentage of revenue.

Operating Expenses

Underlying operating expenses were $52.1 million in Q1 2009 compared with $59.3 million in Q4 2008 (Q1 2008: $64.0 million). Unadjusted operating expenses were $54.3 million compared with $75.9 million in Q4 2008 (Q1 2008: $118.8 million) which included non-cash amortisation of acquired intangibles of $1.2 million in Q1 2009 (Q4 2008: $1.2 million, Q1 2008: $1.8 million), costs for integration and restructuring of $1.0 million (Q4 2008: restructuring $14.4 million), in Q4 2008 $1.0 million related to the adjustment of goodwill as a result of the recognition of the pre-acquisition tax losses and in Q1 2008 a non-cash impairment charge of $52.9 million.

Underlying research and development (R&D) expenditure was $33.6 million in Q1 2009, compared with $36.6 million in Q4 2008, a decrease of 8% (Q1 2008: $38.8 million). Underlying selling, general and administrative (SG&A) expenses were $18.5 million for Q1 2009, compared with $22.7 million in Q4 2008 (Q1 2008: $25.2 million). The reductions were due to a combination of the impact of the restructuring programme and timing of engineering spend along with tight cost control.

Share-based payment charges, recorded under IFRS 2, were $2.5 million for Q1 2009, representing a decrease of $0.3 million when compared with Q4 2008 charges of $2.8 million (Q1 2008: $0.6 million).

Operating Result

Underlying operating loss for Q1 2009 was $18.9 million, compared with a profit of $1.7 million in Q4 2008 (Q1 2008: profit of $8.5 million). Operating loss (including the non-underlying operating expense items noted above) was $21.2 million for Q1 2009, compared with a loss of $15.0 million in Q4 2008 (Q1 2008: loss of $46.2 million).

Underlying operating margin was a loss of 23.5%, compared with a profit of 1.2% in Q4 2008 (Q1 2008: 5.3%). Operating margin was a loss of 26.3% in Q1 2009, compared with a loss of 10.7% in Q4 2008 (Q1 2008: loss of 28.7%).

Earnings

For Q1 2009, loss before taxation was $22.6 million, compared with a loss of $15.8 million for Q4 2008 (Q1 2008: loss of $44.2 million).

Finance costs were $2.0 million in Q1 2009, compared with $2.2 million in Q4 2008 (Q1 2008: $0.3 million), mainly due to exchange losses incurred on non-US dollar cash balances. Interest income was $0.65 million (Q4 2008: $1.3 million, Q1 2008: $2.3 million).

To manage exposure to foreign exchange movements, we entered into US dollar forward contracts. Our average US dollar contract rate for 2009 is set at $1.93 (2008: $1.98).  A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance.

Taxation in the quarter was a credit of $11.3 million.

Underlying earnings per share for Q1 2009 was a loss of $0.08 per share, compared with earnings of $0.05 per share for Q4 2008 (Q1 2008: $0.06 earnings per share).

Diluted loss per share (including the impact of the non-underlying operating expense items noted above) for Q1 2009 was a loss of $0.09, compared with a loss of $0.05 in Q4 2008 (Q1 2008: loss of $0.32).

Balance Sheet and Cash Flow

Cash, cash equivalents and treasury deposits increased to $262.9 million at 3 April 2009, from $261.9 million at 2 January 2009, an increase of $1.0 million.

Operating cash flow before movements in working capital was an outflow of $13.1 million in Q1 2009 compared to an outflow of $2.3 million in Q4 2008 (Q1 2008: inflow of $16.9 million), with movements in working capital resulting in a cash inflow of $17.6 million compared to an inflow of $38.4 million in Q4 2008 (Q1 2008: outflow $1.2 million). During Q1 2009 there was a cash outflow of $87.6 million compared to an inflow of $57.4 million in Q4 2008 (Q1 2008: outflow $102.8 million) mainly due to the purchase of $90 mllion treasury deposits.

Inventory at 3 April 2009 stood at $48.6 million, a 27% decline from the level at 2 January 2009 ($66.2 million), which represents 94 inventory days (Q4 2008: 76 days). We aim to keep sufficient inventory to meet the often short customer order lead times in this industry and expect the inventory days metric to decrease as demand recovers.

Trade receivables decreased to $53.4 million as at 3 April 2009, down from $65.2 million at 2 January 2009. Days’ sales outstanding decreased to 51 days (2 January 2009: 58 days).

People

Overall headcount decreased by 28 (Q4 2008: decreased by 97) to 947 at the end of Q1 2009, mainly as a result of staff who were serving notice as part of the restructuring programme at the end of 2008 leaving the company.

Condensed consolidated income statement
	Note	Q1 2009	Q4 2008	Q1 2008	2008
		(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000
Revenue		80,553	140,073	160,881	694,865
Cost of sales		(47,432)	(79,126)	(88,298)	(385,037)
		__________	__________	__________	__________
Gross profit		33,121	60,947	72,583	309,828

Underlying research and development		(33,600)	(36,622)	(38,818)	(152,749)
Amortisation of acquired intangible assets		(1,199)	(1,199)	(1,821)	(5,418)
Research and development		(34,799)	(37,821)	(40,639)	(158,167)

Underlying selling, general and administrative		(18,453)	(22,656)	(25,218)	(91,835)
Impairment of assets		-	-	(52,918)	(52,918)
Deferred tax adjustment to goodwill		-	(978)	-	(978)
Integration and restructuring		(1,031)	(14,445)	-	(14,445)
Selling, general and administrative		(19,484)	(38,079)	(78,136)	(160,176)

Underlying operating (loss) profit		(18,932)	1,669	8,547	65,244
Impairment of assets		-	-	(52,918)	(52,918)
Deferred tax adjustment to goodwill		-	(978)	-	(978)
Integration and restructuring		(1,031)	(14,445)	-	(14,445)
Amortisation of acquired intangible assets		(1,199)	(1,199)	(1,821)	(5,418)

Operating loss		(21,162)	(14,953)	(46,192)	(8,515)
Investment income		618	1,309	2,274	6,139
Finance costs		(2,007)	(2,169)	(256)	(4,075)
		__________	__________	__________	__________
Loss before tax		(22,551)	(15,813)	(44,174)	(6,451)
Tax		11,271	9,779	2,226	(488)
		__________	__________	__________	__________
Loss for the period		(11,280)	(6,034)	(41,948)	(6,939)
		__________	__________	__________	__________
(Loss) earnings per share		$	$	$	$
Basic	2	(0.09)	(0.05)	(0.32)	(0.05)
Underlying diluted	2	(0.08)	0.05	0.06	0.43
Diluted	2	(0.09)	(0.05)	(0.32)	(0.05)
		__________	__________	__________	__________

Condensed consolidated balance sheet

	3 April 2009	2 January 2009	28 March 2008
	(unaudited)	(audited)	(unaudited)
	$’000	$’000	$’000
Non-current assets
Goodwill	106,322	106,322	107,300
Other intangible assets	18,658	20,797	28,937
Property, plant and equipment	44,780	48,173	56,585
Deferred tax asset	14,982	6,481	2,938
	__________	__________	__________
	184,742	181,773	195,760
	__________	__________	__________
Current assets
Inventory	48,609	66,201	73,815
Derivative financial instruments	472	-	340
Trade and other receivables	68,828	81,809	100,381
Treasury deposits	171,000	81,000	120,000
Cash and cash equivalents	91,905	180,898	90,708
	__________	__________	__________
	380,814	409,908	385,244
	__________	__________	__________
Total assets	565,556	591,681	581,004
	__________	__________	__________

Current liabilities
Trade and other payables	50,345	62,170	90,856
Tax liabilities	1,550	1,648	20,229
Obligations under finance leases	301	1,057	2,978
Derivative financial instruments	20,507	32,062	614
Short-term provisions	3,543	4,408	2,365
Contingent consideration	753	753	16,719
	__________	__________	__________
	76,999	102,098	133,761
	__________	__________	__________
Net current assets	303,815	307,810	251,483
	__________	__________	__________

Non-current liabilities
Deferred tax liability	3,666	4,002	5,101
Contingent consideration	16,747	16,747	-
Long-term provisions	1,560	1,795	-
Obligations under finance leases	298	293	-
	__________	__________	__________
	22,271	22,837	5,101
	__________	__________	__________
Total liabilities	99,270	124,935	138,862
	__________	__________	__________
Net assets	466,286	466,746	442,142
	__________	__________	__________
Equity
Share capital	238	238	237
Share premium account	91,523	91,448	90,405
Capital redemption reserve	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)
Merger reserve	61,574	61,574	61,574
Hedging reserve	(14,272)	(25,260)	(619)
Share based payment reserve	30,319	27,864	20,902
Tax reserve	33,072	35,770	29,540
Retained earnings	303,106	314,386	279,377
	__________	__________	__________
Total equity	466,286	466,746	442,142
	__________	__________	__________

Condensed consolidated statement of recognised income and expense

	Q1 2009	Q4 2008	Q1 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Gain (loss) on cash flow hedges	12,026	(21,910)	111	(31,677)
Net tax on cash flow hedges in equity	(3,456)	6,221	(57)	8,930
	__________	__________	__________	__________
Net income (expense) recognised directly in equity	8,570	(15,689)	54	(22,747)
Transfers
Transferred to income statement in respect of cash flow hedges	(1,038)	6,013	170	7,316
Tax on items transferred from equity	291	(1,684)	(51)	(2,052)
Loss for the period	(11,280)	(6,034)	(41,948)	(6,939)
	__________	__________	__________	__________
Total recognised income and expense for the period	(3,457)	(17,394)	(41,775)	(24,422)
	__________	__________	__________	__________

Condensed consolidated cash flow statement

		Q1 2009	Q4 2008	Q1 2008	2008
		(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$’000	$’000	$’000	$’000
Net cash from operating activities	4	3,586	33,991	6,407	66,301
		__________	__________	__________	__________
Investing activities
Interest received		836	1,295	2,205	6,187
(Purchase) sale of treasury deposits		(90,000)	20,000	(67,935)	(28,935)
Purchases of property, plant and equipment		(1,380)	(711)	(11,092)	(20,232)
Purchases of intangible assets		-	1,481	(282)	(2,448)
Acquisition of subsidiaries		-	-	(11,436)	(11,689)
		__________	__________	__________	__________
Net cash (used in) from investing activities		(90,544)	22,065	(88,540)	(57,117)
		__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		(757)	1,254	(670)	(279)
Purchase of own shares		-	-	(20,199)	(20,199)
Proceeds on issue of shares		69	48	224	1,524
		__________	__________	__________	__________
Net cash (used in) from financing activities		(688)	1,302	(20,645)	(18,954)
		__________	__________	__________	__________

Net (decrease) increase in cash and cash equivalents		(87,646)	57,358	(102,778)	(9,770)

Cash and cash equivalents at beginning of period		180,898	125,403	193,311	193,311

Effect of foreign exchange rate changes		(1,347)	(1,863)	175	(2,643)

		__________	__________	__________	__________
Cash and cash equivalents at end of period		91,905	180,898	90,708	180,898
		__________	__________	__________	__________

Notes

1.     Basis of preparation and accounting policies

The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009.

Whilst the financial information included in this announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not contain itself sufficient information to comply with IFRSs.

Statutory accounts for the 53 weeks ended 2 January 2009 will be filed with the Registrar of Companies following the Company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The financial information for the quarters Q1 2009, Q4 2008 and Q1 2008 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2009	13 weeks	3 January 2009 to 3 April 2009
Q4 2008	14 weeks	27 September 2008 to 2 January 2009
Q1 2008	13 weeks	29 December 2007 to 28 March 2008
2008	53 weeks	29 December 2007 to 2 January 2009

2.     (Loss) earnings per ordinary share

The calculation of earnings per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
Q1 2009	128,773,576	130,115,569
Q4 2008	128,125,891	129,563,982
Q1 2008	130,482,424	133,433,443
2008	128,617,601	130,610,753

2.	Loss per ordinary share (continued)

	Q1 2009	Q4 2008	Q1 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
Earnings	$’000	$’000	$’000	$’000

Underlying (loss) profit for the period	(9,674)	6,135	7,739	56,644
Impairment of assets, net of tax	-	-	(48,376)	(48,376)
Deferred tax adjustment to goodwill	-	(978)	-	(978)
Integration and restructuring , net of tax	(743)	(10,328)	-	(10,328)
Amortisation of acquired intangibles, net of tax	(863)	(863)	(1,311)	(3,901)

Loss for the period	(11,280)	(6,034)	(41,948)	(6,939)
	__________	__________	__________	__________

Earnings (loss) per share
	Q1 2009	Q4 2008	Q1 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$	$	$	$
Basic	(0.09)	(0.05)	(0.32)	(0.05)

Underlying diluted	(0.08)	0.05	0.06	0.43
Impairment of assets	-	-	(0.37)	(0.37)
Deferred tax adjustment to goodwill	-	(0.01)	-	-
Integration and restructuring	-	(0.08)	-	(0.08)
Amortisation of intangibles	(0.01)	(0.01)	(0.01)	(0.03)

Diluted	(0.09)	(0.05)	(0.32)	(0.05)

3.     Changes in share capital

502,043 Ordinary Shares were issued from employee option exercises in Q1 2009. Consideration was $75,788 at a premium of $75,081.

4.      Reconciliation of operating loss to net cash from operating activities

	Q1 2009	Q4 2008	Q1 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Operating loss	(21,162)	(14,953)	(46,192)	(8,515)

Adjustments for:
Amortisation of intangible assets	1,781	(1,110)	4,754	10,468
Depreciation of property, plant and equipment	4,458	5,725	4,870	20,135
Impairment of assets	-	-	52,918	52,918
Loss on disposal of property, plant and equipment	448	664	(41)	731
Deferred tax adjustment to goodwill	-	978	-	978
Share related charge	2,455	2,802	624	7,586
(Decrease) increase in provisions	(1,100)	3,620	(49)	3,789
	__________	__________	__________	__________
Operating cash flows before movements in working capital	(13,120)	(2,274)	16,884	88,090

Decrease in inventories	17,592	14,526	3,441	11,055
Decrease (increase) in receivables	12,756	44,395	(2,562)	17,253
Decrease in payables	(12,756)	(20,550)	(2,118)	(20,063)
	__________	__________	__________	__________
Cash generated by operations	4,472	36,097	15,645	96,335

Foreign tax paid	(227)	(240)	(254)	(1,290)
Corporation tax paid	-	(1,823)	(9,196)	(28,738)
Interest paid	(659)	(43)	(108)	(326)
R&D tax credit received	-	-	320	320
	__________	__________	__________	__________
Net cash from operating activities	3,586	33,991	6,407	66,301
	__________	__________	__________	__________

About CSR

CSR is a leading global provider of wireless voice and data communications focussing on the Connectivity Centre and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio and microcontroller elements.

CSR’s customers include industry leaders such as Audi, Ford, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended January 2, 2009 and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website. Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K, as amended, for the fiscal year ended December 27, 2008 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH.